LINUX GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LINUX GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

(Unaudited)

May 31, 2008

LINUX GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

	May 31,	February 29,
	2008	2008
	$	$

ASSETS
Current
Cash and cash equivalents	312,753	8,236
GST receivable	3,532	4,291
Marketable securities	208,000	286,000
Prepaid expenses and deposits	21,339	18,431
Total Current Assets	545,624	316,958

Property and Equipment (Note 5)	11,248	11,965

Total Assets	556,872	328,923

LIABILITIES
Current
Accounts payable	94,050	308,418
Accrued liabilities	4,465	4,956
Accrued liabilities to related parties (Note 7(a))	39,913	31,400
Due to related parties (Note 7(b))	177,050	195,397
Total Current Liabilities	315,478	536,171

Commitments (Note 12)

STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock (Note 9)
Authorized:
200,000,000 common shares without par value

Issued:
83,595,825 common shares (February 29, 2008 – 83,095,825)	14,894,415	14,798,639

Subscriptions Received	566,148	40,062

Donated Capital	364,457	357,818

Accumulated Other Comprehensive Loss	(138,000)	(60,000)

Deficit Accumulated from Prior Operations	(7,524,145)	(7,524,145)

Deficit Accumulated During the Exploration Stage	(7,921,481)	(7,819,622)
Total Stockholders’ Equity (Deficit)	241,394	(207,248)

Total Liabilities and Stockholders’ Equity (Deficit)	556,872	328,923
Approved by the Directors:

“John Robertson”	“Jennifer Lorette”
J. Robertson – Director	J. Lorette – Director

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited)

	For the Three Months Ended May 31, 2008 $	For the Three Months Ended May 31, 2007 $

General and Administrative Expenses

Amortization of property and equipment	717	1,001
Amortization of debt issue costs	–	10,413
Consulting and subcontract	41,585	26,975
Filing and regulatory fees	8,092	6,064
Foreign exchange loss (gain)	14,440	1,566
Imputed interest (Note 7(b))	6,639	181
Interest expense	–	408,032
Management and directors’ fees (Note 7(a))	7,500	7,500
Office, rent and telephone (Note 7(a))	12,029	8,178
Professional fees	187	30,269
Travel	28,181	90,432
Less: Interest income	(39)	(196)
	119,331	590,415

Mineral interests
Exploration costs	9,528	20,290
	9,528	20,290

Loss from Continuing Operations	(128,859)	(610,706)

Gain on issue of shares	27,000	–

Net Loss for the Period	(101,859)	(610,706)

Net loss per share – basic and diluted	–	(0.01)

Shares Outstanding	83,449,000	72,230,000

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

(Unaudited)

	For the Three Months Ended May 31, 2008 $	For the Three Months Ended May 31, 2007 $

Cash Flows Used In Operating Activities
Net loss for the year	(101,859)	(610,706)

Adjustments to reconcile net loss to net cash used in operating activities:

Amortization of property and equipment	717	1,001
Amortization of debt issue costs	–	10,413
Interest expense relating to accretion of convertible debt	–	349,702
Imputed interest	6,639	181
Gain on shares issued (Note 12 (a))	(27,000)	–

Changes in operating assets and liabilities:	(121,503)	(249,409)

Accounts receivable	759	(496)
Prepaid expenses	(2,908)	14,463
Accounts payable and accrued liabilities	(183,859)	(43,711)
Accrued liabilities to related parties	(9,834)	(458,174)
Cash Used in Operating Activities	(317,345)	(487,917)

Cash Flows Used In Investing Activities	–	–

Cash Flows Used In Financing Activities
Proceed from sale of common stock	621,862	637,518
Cash Used in Financing Activities	621,862	637,518

(Decrease) in Cash and Cash Equivalents	304,517	(99,808)

Cash and Cash Equivalents, Beginning of Period	8,236	126,867

Cash and Cash Equivalents, End of Period	312,753	27,059

NON-CASH FINANCING AND INVESTING ACTIVITIES (Note 13)

(The accompanying notes are an integral part of these consolidated financial statements)

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008

(Stated in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company was incorporated February 27, 1979 in Canada under the British Columbia Company Act and was extra-provincially registered in the Province of Alberta on October 12, 1995.

The Company voluntarily de-listed from the Canadian Venture Exchange on December 14, 1999. The Company’s stock currently trades on the Over the Counter Bulletin Board in the United States under the symbol “LNXGF”.

On February 20, 2003, the shareholders approved a change of name to Linux Gold Corp. and increased the authorized share capital to 200,000,000 common shares without par value. The Company had been previously pursuing various business opportunities and, elective March 1, 2003, the Company changed its principal operations to mineral exploration. Accordingly, as of March 1, 2003, the Company is considered an exploration stage company.

2.

INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and are presented in Canadian dollars. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim consolidated financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended February 29, 2008, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three-month period ended May 31, 2008 are not necessarily indicative of the results that may be expected for the year ended February 28, 2009.

3.

COMPREHENSIVE INCOME (LOSS)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at May 31, 2008 and 2007, the Company’s only component of comprehensive loss was unrealized holding losses on available for sale securities.

	Three Months Ended May 31, 2008	Three Months Ended May 31, 2007

Net Loss for the period	$(101,859)	$(610,706)

Other comprehensive income
Unrealized holding loss on investments	(78,000)	–

Comprehensive loss for the period	$(179,859)	$(610,706)

4.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008

(Stated in Canadian Dollars)

(Unaudited)

5.

PROPERTY AND EQUIPMENT

May 31, 2008
	Cost	Accumulated Amortization	Net Carrying Value

Office furniture	$ 11,194	$ 4,326	$ 6,868
Vehicle	15,531	11,151	4,380

	$ 26,725	$ 15,477	$ 11,248

	February 29, 2008
	Cost	Accumulated Amortization	Net Carrying Value

Office furniture	11,194	3,965	7,229
Vehicle	15,531	10,795	4,736

	$ 26,725	$ 14,760	$ 11,965

6.

MINERAL PROPERTIES

	May 31, 2008
	Alaska	British Columbia	Total

Exploration and development costs:
Staking and recording fees	9,528	–	9,528

Incurred during the period	$ 9,528	$ –	$ 9,528

	February 29, 2008
	Alaska	British Columbia	Total

Exploration and development costs:
Assaying	26,357	–	26,357
Staking and recording fees	96,344	–	96,344
Geological consulting	43,999	–	43,999
Transportation	3,963	–	3,963

Incurred during the year	$ 170,663	$ –	$ 170,663

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008

(Stated in Canadian Dollars)

(Unaudited)

6.

MINERAL PROPERTIES (continued)

a)

Alaska Mineral Properties

i)

Granite Mountain Property: The Company staked total of 284 mining claims located in the State of Alaska.

ii)

Fish Creek Property: The Company owns a 50% joint interest in 30 claims located in the Fairbanks Mining Division, Alaska, USA, known as the Fish Creek Claims. During fiscal 2003, the Company optioned a 50% interest in the 30 Fish Creek Claims to Teryl Resources Corp. (“Teryl”) (a related company). Under the terms of the agreement, Teryl issued 200,000 common shares to the Company at a fair value of $80,000 and must expend $500,000 over three years. The Company retained a 5% net royalty interest, until US$2,000,000 has been received, and may convert into a 25% working interest. The Company entered into an amending agreement with Teryl to extend the term of the original agreement until March 7, 2007, in which Teryl issued 100,000 common shares to the Company, and also agreed to expend a minimum of US$500,000 within two years from the date of that amending agreement. All other terms of the original agreement remain the same. Subsequently, the Company entered into a further amending agreement with Teryl to extend the term of the original agreement until March 5, 2009, in which all other terms of the original agreement remain the same.

b)

British Columbia Mineral Properties

i)

TY Property: The Company acquired the TY Area, TY Grid 2 and 3 (21 units) mineral claims located in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a.

The Company must pay $30,000 in various stages to December 1, 2004 (paid).

b.

The Company must issue 150,000 shares as follows: 100,000 upon signing the agreement and receiving regulatory approval (issued), and 50,000 shares upon completion of Phase III (issued).

c.

The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional three mineral claims representing 35 units.

ii)

ORO Property: The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia under the following terms and conditions:

a.

The Company paid $10,000 and issued 100,000 common shares.

b.

The vendor will retain a 2% net smelter return interest (“NSR”). The Company may purchase the NSR for $1,000,000 for each 1% prior to commercial production, in shares or in cash.

During the year ended February 29, 2004, the Company staked an additional mineral claim representing 5 units. The President of the Company is the registered owner of the mineral properties. The Company is entered into a trust agreement stating that these mineral claims are held in trust on behalf of the Company. The Company has re-staked the TY property and acquired additional claims in the same area.

During the year ended February 29, 2008, the Company discontinued active exploration on both British Columbia properties and wrote off its acquisition costs.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008

(Stated in Canadian Dollars)

(Unaudited)

6.

MINERAL PROPERTIES (continued)

c)

China Mineral Property

On January 20, 2004, the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; the right and license to operate all existing small mines in the district; the right to explore, develop and produce gold and silver in the district and options to expand to other districts.

To complete the option agreement, the Company must:

i)

pay $55,000 as follows: $10,000 upon regulatory approval (paid); $15,000 upon completion of Phase I; $15,000 upon completion of Phase II; and a minimum of $15,000 annually or 5% of net profits paid quarterly, which ever is greater. The Company is currently in Phase 1.

ii)

issue 200,000 shares as follows: 50,000 upon regulatory approval (issued); 50,000 upon completion of Phase I; 50,000 upon completion of Phase II; and 50,000 upon completion of Phase III. The Company also issued 50,000 common shares as a finders’ fee. The Company is currently in Phase 1.

iii)

incur production expenses, subject to successful results in each phase, of $500,000 as follows:  $160,000 ($114,457 incurred) for Phase I; $130,000 for Phase II; and $210,000 for Phase III.

During the year ended February 29, 2008, the Company discontinued active exploration on the property and wrote off its acquisition costs.

7.

RELATED PARTY TRANSACTIONS

a)

All related party transactions are in the normal course of business and have been measured at their exchange amounts. The Company incurred the following transactions during the three month period:

i)

Pursuant to a management services agreement, the Company accrued management fees of $7,500 (2007 - $7,500), to a company where the President of the Company is a director. At May 31, 2008, the Company is indebted in the amount of $ 39,913 (February 29, 2008 - $31,400) which is included in accrued liabilities to related parties. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

ii)

The Company paid a director’s fee of $3,000 (2007 - $3,000) to the President of the Company.

iii)

Refer to Note 6(a) for a joint venture agreement with a related company.

iv)

Refer to Note 6(b) for ownership of mineral claims.

b)

Amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  Imputed interest, at 15%, totalling $6,639 (May 31, 2007 - $181) was charged to operations and treated as donated capital. Unless otherwise indicated, the following table represents companies controlled by the President and CEO of the Company or companies where he is the President and CEO.

	February 29,	Advances/	May 31,
	2008	(Repayments)	2008

JGR Petroleum, Inc.	82,533	(2,801)	79,732
J. Robertson, President and CEO	11,584	(11,584)	–
REGI U.S., Inc.	(38)	38	–
Teryl Resources Corp.	98,318	–	98,318
Information Highway.com	3,000	(4,000)	(1,000)

	$195,397	$(18,347)	$177,050

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008

(Stated in Canadian Dollars)

(Unaudited)

8.

CONVERTIBLE DEBENTURES

The Company completed a private placement financing of $2,226,250 (US$2,000,000) on May 8, 2006 with several institutional investors consisting of secured convertible discount notes (the “Discount Notes”) with a principal amount of US$2,105,250. The Discount Notes were issued at a discount of 5%, are convertible into common stock at a conversion price of $0.40 per share at the option of the investor. Effective October 1, 2006, the Company was required to repay 1/15 of the principal amount per month. Upon required monthly repayment, the Discount Notes were converted to common stock at a conversion price calculated as the 15-day volume weighted average stock price less a 15% discount. The Discount Notes matured on November 8, 2007.

The securities were issued in a private placement transaction pursuant to Section 4(2) of the Securities Act of 1933, as amended. The Company is obligated to file a registration statement with the United States Securities and Exchange Commission registering the resale of shares of the Company's common stock issuable upon conversion of the Discount Notes and exercise of the Warrants. This resale registration was filed on August 9, 2006 and became effective September 1, 2006.

The Company received proceeds of US$1,500,000 at first closing on May 8, 2006, and the remaining US$500,000 was received upon the filing of a resale registration statement. The investors received Series A warrants to purchase, in the aggregate, 5,000,000 shares of common stock at $0.50 per share for a term of five years, and Series B warrants to purchase, in the aggregate, an additional 2,500,000 shares of common stock at $0.52 per share for a term expiring upon the earlier of one year after the effectiveness of the resale registration statement or ten years. These warrants were subjected to a price adjustment clause whereby any future equity financing at a share price less than the exercise price of the warrants would result in the re-pricing of the warrants exercise price to equal the share price of the financing and additional warrants would be issued so that the aggregate exercise price of the re-priced warrants would aggregate exercise price of the originally issued warrants.

The Company received US$1,815,000 net proceeds from this transaction. The funds were used for continued exploration and development expenses on the Granite Mountain claims and for general working capital purposes.

In accordance with EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the Company recognized the value of the embedded beneficial conversion feature of $963,670 (US$864,866) as additional paid-in capital as the debt was issued with a fair value conversion feature. In addition, in accordance with EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, the Company allocated the proceeds of issuance between the convertible debt and the detachable warrants based on their relative fair values. Accordingly, the Company recognized the fair value of the detachable warrants of $1,262,580 (US$1,135,134) as additional paid-in capital. The carrying value of the Discount Notes has been accreted to the face value of the principal. During the period ended May 31, 2008, interest expense of $nil (2007 - $408,032) has been accreted.

9.

COMMON STOCK

On March 27, 2008, the Company issued 500,000 units pursuant to a private placement at a price of US$0.20 per unit for proceeds of $99,364 (US$100,000) before finders’ fee of $3,588. Each unit consisted of one common share and one warrant. The warrant entitles the holder to purchase one share at a price of US$0.25 per share for one year.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008

(Stated in Canadian Dollars)

(Unaudited)

10.

WARRANTS

A summary of the changes in the Company’s share purchase warrants is presented below:

	May 31, 2008		February 29, 2008
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	13,812,500	US$ 0.21	12,242,529	US$ 0.39
Issued	500,000	US$ 0.25	8,912,500	US$ 0.21
Exercised	–	–	(430,000)	US$ 0.27
Forfeited / Expired	–	–	(6,912,529)	US$ 0.22

Balance, end of year	14,312,500	US$ 0.21	13,812,500	US$ 0.21

The following share purchase warrants are outstanding:

	Exercise	May 31,
	Price	2008

May 8, 2011	$ 0.20	9,275,000
June 28, 2011	$ 0.20	3,125,000
June 1, 2008/ June 1, 2009	$ 0.25/$ 0.30	1,412,500
March 27, 2009	$ 0.25	500,000

		14,312,500

Effective May 31, 2007, the exercise price of the warrants expiring September 11, 2007, May 8, 2011 and June 28, 2011 were re-priced from US $0.52, US $0.50, and US $0.50 respectively to US $ 0.20 per share.

11.

STOCK OPTIONS

The Company has a stock option plan to issue up to 10% of the issued common shares to certain directors and employees. All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

[i]

Up to 25% of the options may be exercised at any time during the term of the option; such initial exercise is referred to as the “First Exercise”.

[ii]

The second 25% of the options may be exercised at any time after 90 days from the date of First Exercise; such second exercise is referred to as the “Second Exercise”.

[iii]

The third 25% of the options may be exercised at any time after 90 days from the date of Second Exercise; such third exercise is referred to as the “Third Exercise”.

[iv]

The fourth and final 25% of the options may be exercised at any time after 90 days from the date of the Third Exercise.

During the period ended May 31, 2008, and 2007, the Company recorded stock-based compensation of $nil and $nil, respectively.

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008

(Stated in Canadian Dollars)

(Unaudited)

11.

STOCK OPTIONS (continued)

A summary of the Company’s stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value

Outstanding at March 1, 2008	3,262,500	US$ 0.23

Granted		
Exercised		
Forfeited		

Outstanding at May 31, 2008	3,262,500	US$ 0.23	$ 15,250

Exercisable at May 31, 2008	815,625	US$ 0.23	$ 15,250

The fair value of each option grant was estimated on the date of the grant or modification using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three Month Period Ended May 31, 2008	Three Month Period Ended May 31, 2007

Expected dividend yield		–
Expected volatility		–
Expected life (in years)		–
Risk-free interest rate		–

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide reliable single measure of the fair value of the Company’s stock option.

12.

COMMITMENTS

a)

The Company signed a consulting agreement with CEOcast, Inc. on December 1, 2007 for investor relations services at US$7,500 per month for six months, and 300,000 shares of the Company common stock valued at $72,000. The agreement was amended on March 1, 2008 and reduced the cash due by US$7,500, and a related company issued the shares on behalf of the Company on May 1, 2008 when the value of the shares was $45,000. This amount has been paid to the related company and the Company recognized a gain of $27,000.

b)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay US$1,000 per month plus expenses for a term of two years, and issue stock options for 1,000,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the three month ended May 31, 2008, consulting fees of $2.968 (2007 - $3,220) were incurred.

c)

The Company entered into a consulting agreement dated August 9, 2006 for the provision of financial development services. Under the terms of the agreement, the Company agreed to pay expenses incurred for a term of two years, and issue stock options for 500,000 common shares exercisable at US$ 0.35 per share (granted). The agreement may be terminated by either party before the end of the term by giving a 90-day written notice. During the period ended May 31, 2008, consulting fees of $nil (2007 - $3,220) were incurred.

d)

The Company entered into a lease agreement dated September 7, 2006 for a term of three years commencing November 1, 2006 to October 31, 2009. Under the terms of the agreement, the Company will pay monthly rent of $1,833 plus a proportionate share of operating costs. On November 30, 2007, the monthly rent increased to $2,017. The Company shares the rentable area with related parties who reimburse the Company for two-thirds of the total monthly rental fee. The future commitment is as follows:

Fiscal year ending February 28, 2009	$ 41,906
Fiscal year ending February 28, 2010	$ 27,937

$ 69,843

LINUX GOLD CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2008

(Stated in Canadian Dollars)

(Unaudited)

13.

NON-CASH FINANCING AND INVESTING ACTIVITIES

During the three month period ended May 31, 2008, a related company issued shares on behalf of the Company valued at $45,000 for services with a value of $72,000 and therefore the Company recorded a gain of $27,000.

14.

SUBSEQUENT EVENTS

On June 5, 2008, the Company issued 4,055,000 units pursuant to a private placement at a price of US$0.15 per unit for proceeds of US$608,250 before finders’ fee of $30,440. Each unit consisted of one common share and one warrant. The warrant entitles the holder to purchase one share at a price of US$0.20 per share for one year.